July 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Boyd Gaming Corporation (the “Company”)

Registration Statement on Form S-4

File No. 333-239624

Ladies and Gentlemen:

This letter is provided to the staff of the Securities and Exchange Commission (the “Staff”) in connection with the Company’s registration statement referenced above relating to the offer (the “Exchange Offer”) to exchange the Company’s $1,000,000,000 aggregate principal amount of 4.750% Senior Notes due 2027 that will be registered under the Securities Act (the “Exchange Notes”) for any and all outstanding 4.750% Senior Notes due 2027 that the Company issued on December 3, 2019 (the “Old Notes”).

The Company hereby informs the Staff that it is registering the Exchange Offer in reliance on the Staff position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (April 13, 1989) (the “Exxon Capital Letter”); Morgan Stanley & Co., Incorporated, SEC No-Action Letter (June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) (the “Shearman & Sterling Letter”). Unless otherwise indicated, defined terms used herein shall have the same meaning as set forth in the above referenced registration statement, which was filed with the Securities and Exchange Commission on July 13, 2020.

The Company has not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offer to distribute such Exchange Notes following the completion of the Exchange Offer, and to the best of the Company’s information and belief, each entity participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and the Company is not aware of any person that will participate in the Exchange Offer with a view to distribute the Exchange Notes to be received in the Exchange Offer. In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing Exchange Notes, such person (i) could not rely on the Staff position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter or interpretive letters of similar intent, and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction and be identified as an underwriter in the prospectus. The Company acknowledges that such a secondary resale transaction by a person participating in the Exchange Offer should be covered by an effective registration statement containing the selling securityholder information required by Item 507 and 508, as applicable, of Regulation S-K.

In addition, the Company will include in the letter of transmittal to be executed by a recipient of Exchange Notes in the Exchange Offer (the “Transmittal Letter”) (i) an acknowledgement to be executed by each person participating in the Exchange Offer that such participant does not intend to engage in a distribution of the Exchange Notes and (ii) language to the effect that if such exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the Exchange Offer. The Transmittal Letter will also include a statement to the effect that by acknowledging the foregoing and delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you have any questions regarding the foregoing please contact Senet Bischoff at Latham & Watkins LLP, 885 Third Avenue, New York, NY 10022, (212) 906-1834.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Boyd Gaming Corporation

By:	/s/ Josh Hirsberg
	Name:	Josh Hirsberg
	Title:	Executive Vice President, Chief Financial Officer and Treasurer

[Signature Page to Exchange Letter]